[Letterhead of Progress Software Corporation]
March 22, 2011
Via EDGAR
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Progress Software Corporation Form 10-K for the fiscal year ended November 30, 2010 Filed January 31, 2011 File No. 033-41752
Dear Mr. Gilmore:
     On behalf of Progress Software Corporation, a Massachusetts corporation (the “Company”), I am writing to respond to the comment letter of the Securities and Exchange Commission (“SEC”), dated March 8, 2011, relating to the above-referenced filing (the “10-K”). For the SEC’s convenience, I have restated the SEC’s comments in italics below. Capitalized terms that are not defined in this letter have the meanings given to them in the 10-K.
SEC Comment:
1.     You report that you conduct business in countries in the Middle East. In your response letter, please identify the specific countries in the Middle East where you offer your products or services and the extent and nature of the business conducted in those countries.
The Company’s Response:
     The Company advises the Staff that it does not maintain any subsidiary, office or direct presence in the Middle East. Instead, the Company licenses technology and provides services to customers in the Middle East either directly through its internal sales organization located in Europe, or through independent distributors, including a

Mr. Patrick Gilmore
March 22, 2011

distributor located in Israel. During the past three fiscal years, the Company has licensed technology and/or provided services to customers in the following countries in the Middle East: Bahrain, Egypt, Israel, Kuwait, Lebanon, Saudi Arabia and the United Arab Emirates. The revenue from customers in these countries during the past three years represented less than 1% of the Company’s total revenue during such period.
SEC Comment:
2.     Please tell us whether you considered providing quantitative disclosure regarding the percentage of your software license revenues derived from direct end users, indirect channels and your OEM business so as to provide investors with an enhanced understanding of your financial condition, changes in financial condition and results of operations. See Instruction 1 to paragraph 303(a) of Regulation S-K. In this regard, we note the disclosure in Exhibit 99.2 to your Form 8-K filed December 21, 2010, as well as your statement on page 4 of your Form 10-K that “approximately half of [your] worldwide license revenue is realized through relationships with indirect channel partners.”
The Company’s Response
     The Company advises the Staff that it has considered providing additional quantitative disclosure in its SEC filings regarding the percentage of software license revenue derived from direct end users and indirect channels but has concluded that doing so would not provide investors with additional meaningful information regarding the Company’s business. The reason for this is that the percentages of the Company’s revenue in these categories have not varied significantly during the past two fiscal years. However, to the extent that the percentages of the Company’s revenue in these categories vary significantly in the future, the Company will provide enhanced quantitative and/or qualitative disclosure in future filings with the SEC concerning the impact of such variation on its financial condition, changes in financial condition and results of operations.
SEC Comment:
3.     We note your conclusion on page 37 that no goodwill impairment existed during fiscal 2009 and 2010. We further note that your disclosure on page 44 and elsewhere appears to imply that you have three reporting units. Please advise. To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:
•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	The amount of goodwill allocated to each reporting unit;

Mr. Patrick Gilmore
March 22, 2011

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
     Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.
The Company’s Response
     The Company advises the Staff that it has three reporting units which are material and one reporting unit whose carrying value and allocated goodwill is immaterial. The Company further advises the Staff that on the date of its annual goodwill impairment testing, all four of its reporting units had an estimated fair value that was substantially in excess of the carrying value and that none of these reporting units was at potential risk of failing step-one of the Company’s goodwill impairment analysis. The Company confirms that in future SEC filings, the Company will include disclosure that its reporting units are not at risk of failing step-one or, alternatively, will provide the applicable disclosures described in the bullets above if one or more of its reporting units are at risk of failing step-one.
SEC Comment:
4.     We note your disclosure that vendor-specific objective evidence (“VSOE”) for maintenance is based on the price when the element is sold separately for the renewal period. Please describe, in detail, your methodology for establishing VSOE of your maintenance services. Where VSOE is based on stated renewal rates, please tell us how you determined that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of standalone sales used to establish VSOE.
The Company’s Response
     The Company advises the Staff that it determines vendor-specific objective evidence (“VSOE”) for its maintenance based on the substantive renewal approach. This approach is based on a substantive stated renewal rate being included in the license arrangements with its customers. The Company considers maintenance renewal rates in excess of 12% to be substantive based on its analysis of the cost to provide post-contact support. Substantially all license arrangements indicate the renewal rate for which customers may, at their option, renew their maintenance agreement.

Mr. Patrick Gilmore
March 22, 2011

     The Company considers the renewal rates and the renewal term to be substantive based on the following:
•	Maintenance renewals are at the unconditional option of the customer.

•	For perpetual software license arrangements, the initial maintenance period is short (generally twelve months) as compared to the life of the perpetual software licenses.

•	For time-based software licenses, the initial maintenance period is short (generally twelve months) relative to the term of the software license (generally two or more years) and does not exceed half of the term of the software license.

•	The potential renewal term is much longer than the initial maintenance term as a substantial portion of customers optionally renew their maintenance arrangements several times for perpetual software licenses and at least once for time-based software licenses.

•	The services provided within the maintenance offering, primarily technical support and product updates, are consistent with software industry practices.

•	The maintenance rates are consistent with software industry practices.

•	The gross profit on maintenance revenue is significant.
     In order to ensure that the Company’s stated maintenance renewal rates are substantive and exhibit pricing consistency for similar products and customers, the Company prepares an analysis each year covering a trailing twelve-month period and comparing the rate charged for maintenance to the software license fee. The range of maintenance rates is 15% to 22% of the net price paid for the software license for most customers. Maintenance for certain products and classes of customers is based on the list price of the software license. The range for that stratification is 14% to 20% of the list price of the software license. The Company believes that it has pricing consistency as over 80% of transactions for each of the stratifications were within the indicated ranges. The substantive renewal approach has been consistently applied in determining VSOE for maintenance in all periods.
SEC Comment:
5.     We note your disclosure of the complaint filed by JuxtaComm Technologies regarding alleged patent infringement. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Mr. Patrick Gilmore
March 22, 2011

The Company’s Response
     The Company advises the Staff that the 10-K disclosure regarding the JuxtaComm Technologies patent infringement complaint complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y because an estimate of a possible loss that the Company may incur in connection with the complaint could not be made at the time the Company filed the 10-K. This conclusion is reflected in the following sentence of the 10-K:
“While we believe that we have valid defenses to Juxta-Comm’s claims, litigation is inherently unpredictable and we cannot make any predictions as to the outcome of this litigation” (emphasis added).
     The Company further advises the Staff that for any future period during which the Company remains unable to make an estimate of loss relating to the JuxtaComm complaint, the Company will expressly so state in future SEC filings.
* * *
     As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions regarding the Company’s response, please feel free to call me directly at (781) 280-4524.
Very truly yours,
/s/ David H. Benton Jr.
David H. Benton Jr.
Vice President and Corporate Controller
Progress Software Corporation

cc:	Mr. Charles F. Wagner Stephen H. Faberman, Esq.